

December 2, 2010

Joseph Rozelle
Nautilus Global Partners, LLC
700 Gemini, Suite 100
Houston, TX 77058

> **Re:** **Registration Statements on Form 10-12G filed on November 10, 2010**
> **for each of the following registrants:**
> **Transatlantic Acquisition Corporation (000-54188)**
> **Superior Growth Corporation (000-54187)**
> **Southern Growth Corporation (000-54186)**
> **Formative Growth Corporation (000-54185)**
> **Evolution Acquisition Corporation (000-54184)**
> **Emerging Acquisition Corporation (000-54183)**
> **Eastern Acquisition Corporation (000-54182)**
> **Constellation Growth Corporation (000-54181)**
> **Century Acquisition Corporation (000-54180)**
> **Apollo Acquisition Corporation (000-54179)**

Dear Mr. Rozelle:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 13

1.   Disclose the natural person or persons that have or share voting or investment power over the shares held by Nautilus Global Partners, LLC.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 14

2.   We note that Mr. Rozelle is the sole officer and director of VPGI, Inc., a public corporation. Please clarify whether this is an active position. It does not appear that this company has filed any public reports in over two years.

Involvement of Officers and Directors in Blank Check Companies, page 15

3.   Confirm through disclosure that each listed entity is still a shell company. Please also disclose whether or not Mr. Richardson, Mr. Rozelle or Nautilus Global Partners has been involved with the formation of any other shell companies that have since merged with an operating company.

Item 7. Certain Relationships and Related Transactions, page 16

4.   Identify each promoter and provide all other information required by Item 404(c) of Regulation S-K. Refer to the definition of promoter in Rule 12b-2 under the Exchange Act.

Item 10. Recent Sales of Unregistered Securities, page 16

5.   Please provide the disclosure required by Item 701 of Regulation S-K with respect to your 2008 private placement.

Report of Independent Registered Public Accounting Firm, page F-1

6.   We note the reference to "Lunar Growth Corporation" in the third paragraph. Please revise to refer to the appropriate registrant.

Updating

7.   Please update to include your interim financial statements for the quarterly period ended September 30, 2010. We note that you filed Form 10-Qs on November 24, 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Staff Accountant, at (202) 551-3384, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy

for   Larry Spirgel
        Assistant Director

cc: Lawrence G. Nusbaum, Esq.
        Gusrae, Kaplan, Bruno & Nusbaum PLLC
        Via facsimile: (212) 809-5449